                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.  15  )*
                                          ------




                           AMERADA HESS CORPORATION
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 023551  10  4
          -----------------------------------------------------------
                                (CUSIP Number)





         Check the following box if a fee is being paid with this statement
         [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 2 Pages

CUSIP NO.           023551  10  4                   13G                    PAGE     2     OF     2     PAGES
          -----------------------------                                         ---------    ---------

    1     NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Leon Hess
                 S.S. No.    ###-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)  [ ]

                                                  (b)  [ ]


    3     SEC USE ONLY




    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

                         5       SOLE VOTING POWER

                                       12,029,384


        NUMBER OF        6       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                     None
        OWNED BY
          EACH
        REPORTING        7       SOLE DISPOSITIVE POWER
         PERSON
          WITH                         12,029,384


                         8       SHARED DISPOSITIVE POWER

                                       None


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 12,029,384  See Notes (1) and (2) of attached Schedule 13G

    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                 See Note (1) of attached Schedule 13G

    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 13.0%

    12    TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under The Securities Exchange Act Of 1934


         Check the following box if a fee is being paid with this statement:
[ ].


Item 1    (a).         Name of Issuer:

                       Amerada Hess Corporation

Item 1    (b).         Address of Issuer's Principal Executive Offices:

                       1185 Avenue of the Americas,
                       New York, NY  10036

Item 2    (a).         Name of Person Filing:

                       Leon Hess


Item 2    (b).         Address of Principal Business Office:

                       1185 Avenue of the Americas,
                       New York, NY  10036


Item 2    (c).         Citizenship:

                       United States

Item 2    (d).         Title of Class of Securities:

                       Common Stock

Item 2    (e).         CUSIP Number:

                       023551  10  4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)       [ ]  Broker or Dealer registered under Section 15 of the
                            Act
             (b)       [ ]  Bank as defined in section 3(a)(6) of the Act
             (c)       [ ]  Insurance Company as defined in section 3(a)(19) of
                            the Act
             (d)       [ ]  Investment Company registered under section 8 of
                            the Investment Company Act
             (e)       [ ]  Investment Advisor registered under section 203 of
                            the Investment Advisors Act of 1940
             (f)       [ ]  Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(ii)(F)
             (g)       [ ]  Parent Holding Company, in accordance with Rule
                            13d-1(b)(1)(ii)(G) (Note: See Item 7)
             (h)       [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


Item 4.                Ownership

             (a)       Amount Beneficially Owned:

                       12,029,384 (1)(2)

             (b)       Percent of Class:

                       13.0%

             (c)       Number of Shares as to which such person has:

                       (i)      sole power to vote or to direct the vote                12,029,384
                                                                                      --------------
                       (ii)     shared power to vote or to direct the vote            --------------

                       (iii)    sole power to dispose or to direct the
                                disposition of                                          12,029,384
                                                                                       -------------
                       (iv)     shared power to dispose or to direct the
                                disposition of
                                                                                       -------------

Item 5.                Ownership of Five Percent or Less of a Class.

                       Not Applicable


Item 6.                Ownership of More Than Five Percent on Behalf of Another
                       Person.

                       The holders of the common stock of the five corporations referred to in Note 2 below have the right to receive dividends on, and the proceeds of the sale of, the shares held by said five corporations, after payment of the cumulative dividend on, or the liquidation preferences of, the voting preferred stock.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not Applicable


Item 8.                Identification and Classification of Members of the
                       Group.

                       Not Applicable


Item 9.                Notice of Dissolution of Group.

                       Not Applicable


Item 10.               Certification.

                       Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             February 3, 1994
- --------------------------------------------------------------------
Date


             /s/ Leon Hess
- --------------------------------------------------------------------
Signature

             Leon Hess
             Chairman of the Board and Chief Executive Officer
             and Director of Amerada Hess Corporation
- --------------------------------------------------------------------
Name/Title

NOTES:

(1) Excludes 168,452 shares held by Mr. Hess' wife, as to which Mr. Hess disclaims beneficial ownership.

(2) Includes 175,218 shares held by five corporations of which Mr. Hess is an officer, director and owner of voting preferred stock having at least 80% of the total power of all classes of stock. Also includes 2,136,419 shares held by Hess Foundation, Inc. of which Mr. Hess is a director and 1,794 shares held by a trust of which Mr. Hess is trustee.